Exhibit 1.02

Conflict Minerals Report of AU Optronics Corp.

for the Year Ending December 31, 2015

Terms defined in Item 1.01 of Form SD have the meanings set forth therein unless specified otherwise herein. This Conflict Minerals Report is available on our website, http://auo.com/?sn=161&lang=en-US.

During 2011-2015, we established management systems and due diligence procedures (our “CM Process”) as a basis for supply-chain management and disclosure compliance relating to CMs. We have designed the CM Process with the intent to conform in all material respects relevant to the disclosure requirements adopted under Section 13(p) of the Securities Exchange Act of 1934, with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-affected and High-Risk Areas (Second Edition). The design of the CM Process included the following:

•	a policy intended to identify, assess, mitigate and respond to risks, which includes steps such as supply chain surveys, training, supplier and smelter encouragement. Such policy is applicable across our Company;

•	an organizational structure and processes intended to ensure that our direct suppliers of CMs and each third-party manufacturer of our products that may contain CMs (collectively, “Suppliers”) were made aware of our policy on CMs and that information received by us that is relevant to supply-chain due diligence reaches our employees who have knowledge of the SEC disclosure;

•	a process, which uses a reporting tool and data gathered by an electronics industry initiative (described below), to achieve control and transparency over our CM supply chain and identify the risk that our products may contain CMs financing or benefiting armed groups in any Covered Country;

•	an assessment by the internal team and management of the risk identified through the process described above;

•	a mechanism for Suppliers and others to communicate to us their concerns with respect to our CM Process;

•	reliance on the electronics industry initiative described below to validate supply chain due diligence; and

•	public reporting of the results of our due diligence.

Our ability to determine the origin and chain of custody of our CMs, and whether they directly or indirectly finance or benefit armed groups in any Covered Country (the “Conflict Status”), is limited. Our supply chain for CMs is complex. In most cases, we are several steps remote from the mining and smelting or refining of CMs. Of necessity, we depend on information from Suppliers that may themselves purchase CMs from persons other than the miner, smelter or refiner of CMs.

To gain insight into the country of origin, chain of custody and Conflict Status of our CMs, we relied primarily on the Conflict Free Smelter Assessment Program (CFSP) of the Extractives Work Group of the Electronics Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI). As described by EICC/GeSI, CFSP is a voluntary program in which an independent third party evaluates smelter and refiner procurement activities and determines whether the smelter or refiner demonstrated that all the materials they processed originated from conflict-free sources. CFSP is in operation and under continuous development, however, as it is not a mandatory program, there is no assurance CFSP has all data and information of all smelters and refiners, and no other system was in place on which we could exclusively rely to determine whether the CMs originated in the Covered Countries and if so, whether they financed or benefitted armed groups in any Covered Country.

The major measures we took to exercise due diligence on the source and chain of custody of our CMs were as follows:

•	communicating our CM policy to our employees and Suppliers;

•	Conducting regular training to our employees and Suppliers;

•	directing Suppliers to provide information concerning smelters and refiners in their supply chains by completing and sending us the Conflict Minerals Reporting Template (referencing a tool developed by the EICC/GeSI Extractives Work Group that provides a common means of collecting information on the source of conflict minerals);

•	analyzing Suppliers’ Conflict Minerals Reporting Template responses for completeness and internal consistency and following up with Suppliers in effort to get more information;

•	comparing the information received from Suppliers with the data made available by the CFSP concerning the country of origin and Conflict Status of CMs processed or refined by smelters or refiners;

•	inspecting our Suppliers on a regular basis to examine whether they are in compliance with our CM policy; and

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•	reviewing publicly available source materials, such as publications of the United Nations, if we were unable to determine, on the basis of the information provided by Suppliers and CFSP data, (i) the facility and country of origin of the CMs supplied to us, and (ii) whether the CMs were from recycled or scrap resources.

On the basis of our due diligence, we are unable to conclusively determine, after exercising due diligence, whether or not such product qualifies as “DRC conflict free”. For further information about our products, please see Item 4 of our annual report on Form 20-F for the year ending December 31, 2015, which is incorporated herein by reference.

Our efforts to determine the mine or location of origin of the CMs follow the due diligence measures described above. The statements above are based on our due diligence performed in good faith and the infrastructure and information available at the time. As a consequence, we have been unable to conclusively determine the origins of our products.

We have taken, or will take, the following steps since the period covered by this Report to mitigate the risk that our CMs financed or benefitted armed groups in the Covered Countries:

•	attempt to increase the response rate of Suppliers to our information requests;

•	require Suppliers to source from smelters and refiners in the CFSP;

•	encourage Suppliers to urge those smelters and refiners in their supply chain to participate in the CFSP if they are not participating already;

•	encourage Suppliers to formulate their CMs management system in accordance with OECD guidelines;

•	continue to conduct audit on Suppliers’ CMs management to monitor their progress of improvement;

•	continue to retain all relevant CMs management documents as part of our supply chain management;

•	provide assistance on training and information sharing of CMs to our Suppliers; and

•	enhance the implementation and communication of CMs management in us and our subsidiaries and hold regular internal training in connection with CMs management.

We have not included an independent private sector audit as part of this Conflict Minerals Report, because a small portion of our products were conflict underterminable and we were not able to determine that any CMs necessary to the functionality or production of any of our products directly or indirectly financed or benefitted armed groups in any Covered Country.

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